Exhibit 12

Cytec Industries Inc.

Computation of Ratio of Earnings to Fixed Charges

(Dollar amounts in millions)

	Year ended December 31,
	2008	2007	2006
Earnings from continuing operations before income taxes, equity in earnings of associated companies, minority interest and cumulative effect of accounting change (1)	$(151.1)	$282.5	$263.2
Add:
Distributed income of associated companies	2.4	3.3	1.9
Amortization of capitalized interest	2.4	2.1	2.3
Fixed charges	46.9	51.9	64.1
Less:
Capitalized interest	(3.0)	(1.9)	(1.7)
Minority interest	(1.8)	(0.8)	(0.8)

Earnings as adjusted	$(104.2)	$337.1	$329.0

Fixed charges:
Interest on indebtedness including amortized premiums, discounts and deferred financing costs (3)	$41.6	$46.0	$58.9
Portion of rents representative of the interest factor	5.3	5.9	5.2

Fixed charges	$46.9	$51.9	$64.1

Ratio of earnings to fixed charges	N/A (2)	6.5	5.1

(1)	2008 Includes a $385.0M non-cash goodwill impairment.
(2)	In order to achieve a one-to-one ratio of earnings to fixed charges for the year ended December 31, 2008, earnings would need to increase by $151.1M.
(3)	Interest of FIN 48 liabilities are not included as they are recognized as part of income tax expense.